May 6, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Aamira Chaudhry
Theresa Brillant

Re:	DoorDash, Inc.
Form 10-K for the Year Ended December 31, 2025
Filed February 18, 2026
File No. 001-39759

Dear Ms. Chaudhry and Ms. Brillant:

On behalf of our client, DoorDash, Inc. (“DoorDash” or the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 30, 2026, relating to the above referenced Form 10-K filed with the Commission on February 18, 2026 (the “Form 10-K”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Securities and Exchange Commission

May 6, 2026

Form 10-K for the Year Ended December 31, 2025

Report of Independent Registered Public Accounting Firm, page 72

1.

We note that management’s evaluation of internal control over financial reporting excluded SevenRooms and Deliveroo in accordance with SEC guidance permitting exclusion of acquisitions in management’s final assessment of internal control over financial reporting for the fiscal year in which the acquisition occurred. Please tell us how your auditors considered this information in providing their report pursuant to PCAOB AS 2201, including paragraph B16.

The Company respectfully acknowledges the Staff’s comment regarding the Report of Independent Registered Public Accounting Firm and how the Company’s independent registered public accounting firm considered management’s exclusion of SevenRooms Inc. and Deliveroo plc from its assessment of internal control over financial reporting.

As disclosed in the Form 10-K, management excluded SevenRooms Inc. and Deliveroo plc from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, consistent with SEC guidance permitting the exclusion of businesses acquired during the fiscal year of acquisition. In connection with its audit of internal control over financial reporting, the Company’s independent registered public accounting firm considered management’s exclusion of these acquired businesses in accordance with PCAOB Auditing Standard No. 2201, including paragraph B16.

Based on its consideration of management’s exclusion, including the relative significance of the excluded entities, the auditor determined that it was appropriate to include explanatory language in its report describing the exclusion of SevenRooms Inc. and Deliveroo plc from both management’s assessment and the auditor’s evaluation of internal control over financial reporting and that the omission of such language in their report was inadvertent. The Company has conferred with its independent registered public accounting firm, and the auditor has amended its Report of Independent Registered Public Accounting Firm accordingly. The amended report clarifies that the internal control over financial reporting of SevenRooms Inc. and Deliveroo plc associated with approximately 7% of total assets (excluding acquired goodwill and intangible assets) and approximately 3% of total revenues included in the Company’s consolidated financial statements for the year ended December 31, 2025 was excluded.

The auditor has informed the Company that no subsequently discovered facts or other circumstances were identified in connection with the discovery of the omission. Further, based on the auditor’s audit scope, considerations, and documentation, the auditor’s workpapers already reflected the explanatory language included in management’s assessment of internal control over financial reporting, and no new information was obtained nor were any additional audit procedures required. Accordingly, the audit documentation continues to stand as originally issued, and the update represents an administrative and clerical modification to the auditor’s report rather than a substantive audit matter.

The Company has filed an amendment to its Form 10-K on Form 10-K/A to include the amended report, as well as Item 8 and updated certifications, and respectfully submits that the amended filing has addressed the Staff’s comment.

*****

Securities and Exchange Commission

May 6, 2026

Please direct any questions regarding the Company’s responses or the Form 10-K to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Tony Xu, DoorDash, Inc.

Ravi Inukonda, DoorDash, Inc.

Tia A. Sherringham, DoorDash, Inc.

Gordon Lee, DoorDash, Inc.

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.